Cowan, Mark A.

From:	Cowan, Mark A.
Sent:	Tuesday, April 21, 2009 12:22 PM
To:	'Pappas, Michael (Genworth, Attorney)'
Subject:	Genworth Life & Annuity VA Sep acct 2 (PEA No. 2)

Michael,
Here are our comments on the comments to the above post-effective amendment.

Mark

1.   <u>General</u>

        Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2.   <u>Glossary</u>
        Consider defining "good order" in the Glossary.

3.   <u>Asset Allocation Program</u> (p. 25)

        a.   Please explain what will happen if a request is determined to be not in good order. Will the underlying assets be transferred in accordance with the new (updated) model?

        b.   Also, please clarify whether optimization of the level of risk tolerance refers to the contract owner or to Genworth's potential obligation to pay under the riders.

4.   <u>How to Claim Proceeds and/or Death Benefit Payments</u> (pages 63-65)

        In the discussion of Stretch Payment Choices, consider using italics or other similar formatting to highlight the different discussions concerning beneficiaries of Non-Qualified and Qualified Contracts.

5.   <u>Experts</u> (SAI, page B-8)
        Please include the business address of the Company's independent public accountant, KPMG LLP.
6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
Office of Insurance Products
(202) 551-6765